UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________ to __________

Commission File Number: 1-12579

OGE ENERGY CORP.
EMPLOYEES’ STOCK OWNERSHIP AND RETIREMENT
SAVINGS PLAN

(Full title of the Plan)

OGE ENERGY CORP.
321 North Harvey
P.O. Box 321
Oklahoma City, Oklahoma 73101-0321

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

OGE ENERGY CORP.
EMPLOYEES’ STOCK OWNERSHIP AND RETIREMENT
SAVINGS PLAN

FORM 11-K

FOR THE YEAR ENDED DECEMBER 31, 2003

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	1
Audited Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available of Benefits	3
Notes to Financial Statements	4
Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held At End of Year)	12

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the OGE Energy Corp.
Benefits Committee:

        We have audited the accompanying statements of net assets available for benefits of the OGE Energy Corp. Employees’ Stock Ownership and Retirement Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

        Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                            /s/ Ernst & Young LLP

Oklahoma City, Oklahoma
May 14, 2004

OGE ENERGY CORP.
EMPLOYEES’ STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002

INVESTMENTS (AT MARKET VALUE)
Investments in common stock	$156,323,773	$119,818,530
Investments in mutual funds	116,392,171	86,607,623
Investments in common collective trust	29,999,486	25,847,777
Participant loans	9,175,532	8,910,678

Net assets available for benefits	$311,890,962	$241,184,608

The accompanying Notes to Financial Statements are an integral part hereof.

OGE ENERGY CORP.
EMPLOYEES’ STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2003

ADDITIONS
Contributions
Participants	$14,065,750
Company	5,559,465
Net appreciation in fair value of investments
Common stock	44,394,274
Mutual funds	18,853,773
Investment income
Dividends	8,544,871
Interest on loans	598,074

Total additions	92,016,207

DEDUCTIONS
Distributions to participants	(21,266,381)
Administrative expenses	(43,472)

Total deductions	(21,309,853)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	70,706,354
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	241,184,608

End of year	$311,890,962

The accompanying Notes to Financial Statements are an integral part hereof.

OGE ENERGY CORP.
EMPLOYEES’ STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.     Plan Description

        The OGE Energy Corp. Employees’ Stock Ownership and Retirement Savings Plan (the “Plan”), originally the Oklahoma Gas and Electric Company Employees’ Thrift Plan, was adopted in 1981 and became effective January 1, 1982. The Plan is a defined contribution trusteed plan. Fidelity Management Trust Company (“Fidelity”) serves as the Trustee of the Plan and is responsible for the safekeeping and investment of all contributions made to the trust in accordance with the Trust agreement between OGE Energy Corp. (the “Company”) and the Trustee. The following description of the Plan provides only general information of the Plan’s provisions. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

        By OGE Energy Corp.’s Board action taken July 15, 1998, the Oklahoma Gas and Electric Company Employees’ Stock Ownership Plan (the “ESOP”) was merged into the OGE Energy Corp. Employees’ Retirement Savings Plan effective October 1, 1998. The ESOP had been frozen since 1986. Therefore, since it was frozen, no contributions have been made to the ESOP and no new participants have entered the ESOP. All participants of the ESOP are fully vested in the amounts allocated to their ESOP accounts under the Plan. The name of the surviving plan was changed to the OGE Energy Corp. Employees’ Stock Ownership and Retirement Savings Plan. The merged Plan implements a Dividend Pass-Through Program in which dividends allocable to shares of OGE Energy Corp. common stock in the ESOP are paid in cash to participants by the Trustee. Dividend pass-through is optional for other shares of the Company common stock held in participant accounts under the Plan.

General

        Participation in the Plan is voluntary. The Plan is administered by a committee (the “Benefits Committee”) appointed by the Benefits Oversight Committee. The Benefits Oversight Committee consists of at least two members appointed by the Company’s Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Eligibility

        Each regular full-time employee of the Company or an affiliate is eligible to participate in the Plan immediately. All other employees of the Company or an affiliate are eligible to become participants in the Plan after completing one year of service as defined in the Plan.

Contributions

        Participants may contribute each pay period any whole percentage between two percent and 19 percent of their compensation, as defined in the Plan, for that pay period. Contributions of the first six percent of compensation are called “Regular Contributions” and any contributions over six percent of compensation are called “Supplemental Contributions.” Participants may designate, at their discretion, all or any portion of their Regular and Supplemental Contributions to the Plan as a salary reduction contribution under Section 401(k) of the Internal Revenue Code (the “Code”) subject to the limitations thereof or as a contribution made on an after-tax basis. Under Section 401(k) of the Code, the portion of the participant’s compensation that is contributed as a salary reduction contribution is referred to in the Plan as a “Tax-Deferred Contribution” which will not be subject to federal income tax until such portion is withdrawn or distributed from the Plan. Participant contributions to the Plan are made each pay period and participants may change contribution percentages during any pay period.

        The Plan was amended, effective January 1, 2002, such that participants who have attained age 50 before the close of each plan year are allowed to make additional Tax-Deferred Contributions, known as catch-up contributions, in accordance with and subject to the limitations of Section 414(v) of the Code. This amendment resulted from the signing of the Economic Growth and Tax Relief Reconciliation Act of 2001.

        Participants can direct that their contributions be invested in multiples of one percent in any one or all of the investment options available, including the OGE Energy Corp. Common Stock Fund which invests primarily in the Company’s common stock. Participants may change investment allocations of contributions on any business day.

        The Plan allows rollovers from other eligible retirement plans. Participants may invest their rollovers into the OGE Energy Corp. Common Stock Fund or any of the other investment options available under the Plan. Amounts rolled over cannot be withdrawn during employment.

Employer Matching Contributions

        The Company contributes to the Plan each pay period on behalf of each participant an amount equal to 50 percent of the participant’s Regular Contributions for participants whose employment or re-employment date, as defined in the Plan, occurred before February 1, 2000 and who have less than 20 years of service, as defined in the Plan, or an amount equal to 75 percent of the participant’s Regular Contributions for participants whose employment or re-employment date occurred before February 1, 2000 and who have 20 or more years of service.  For participants whose employment or re-employment date occurred on or after February 1, 2000, the Company shall contribute 100 percent of the Regular Contributions deposited during such pay period by such participant. No Company contributions are made with respect to a participant’s Supplemental Contributions or with respect to a participant’s Regular Contributions effective July 1, 2000 based on overtime payments, pay-in-lieu of overtime for exempt personnel and special lump-sum recognition awards and effective September 20, 2000, for lump-sum merit awards included in compensation. The Company’s contribution which is allocated for investment to the OGE Energy Corp. Common Stock Fund may be made in shares of the Company’s common stock or in cash which is used to invest in the Company’s common stock. Effective January 1, 2003, the Plan was amended to remove the age 55 restriction on participants’ ability to transfer Company matching contribution account balances invested in the OGE Energy Corp. Common Stock Fund to other available investment options. Prior to the amendment, participants could only change the investment allocation of their Company matching contributions on or after age 55.

Vesting

        Participants’ Regular and Supplemental Contributions are fully vested and non-forfeitable. Before January 1, 2002, participants vested in their allocated share of Company contributions over a seven-year period. After three years of service with the Company, participants became 30 percent vested in their Company contribution account, vested an additional 10 percent upon the completion of the following year and vested an additional 20 percent for each subsequent year of service. Employees participating in the Plan on or after January 1, 2002 vest in their allocated share of Company contributions over a six-year period. After two years of service with the Company, participants become 20 percent vested in their Company contribution account and vest an additional 20 percent for each subsequent year of service. In addition, participants fully vest when they are eligible for normal or early retirement under the Company’s Retirement Plan, in the event of their termination due to death or permanent disability, or upon attainment of age 65 while employed by the Company or its affiliates.

        Forfeitures of the non-vested Company’s contributions resulting from termination of employment are used to reduce the Company’s contributions. During 2003, there were no material forfeitures that were used to reduce the Company’s contributions. At December 31, 2003 and 2002, there were no material forfeited and unallocated assets. Forfeitures will be reinstated if the participant is re-employed by the Company or an affiliate thereof within five years.

Withdrawals

        During employment, participants may not withdraw Tax-Deferred Contributions and income earned thereon until attainment of age 59 ½, except in the event of financial hardship where a participant may withdraw their Tax-Deferred Contributions exclusive of earnings after 1988. Withdrawals are made in cash. Participants generally can make one withdrawal in any calendar year for no less than $300 or 100 percent of the participant’s after-tax contribution account, whichever is less. Subject to the foregoing, a withdrawal can be comprised of after-tax contributions, vested Company contributions and Tax-Deferred Contributions and any income earned thereon. Hardship withdrawals must be approved by the Benefits Committee.

Distributions

        Participants may request distribution of their vested accounts upon termination of employment with the Company and its affiliates for any reason. Distributions may be made in the form of a lump-sum payment or installment payments or a combination thereof at the participant’s election. Participants who are under age 70 ½ at termination may defer commencement of their distributions until April 1 of the year after the year in which they reach age 70 ½.

        All distributions are made in cash or in kind as the participant elects. All amounts invested in the OGE Energy Corp. Common Stock Fund, whether purchased with participant or Company contributions, may be paid in cash, in full shares of Company common stock with fractional shares being paid in cash or a combination thereof at the participant’s election. Dividends on shares of Company common stock are paid in cash to the participant based on the number of shares allocated to their account as of the ex-dividend date for such dividend. Dividends are automatically distributed in cash to participants unless otherwise requested for dividends allocable to accounts other than ESOP accounts. Any dividends not distributed in cash are used to purchase additional shares of the Company common stock. These additional shares are allocated to the participants’ accounts to which they relate in the form of additional units. Participants receiving distributions or withdrawals which are eligible rollover distributions, as defined in the Plan, may elect to make rollovers to an eligible retirement plan provided such eligible retirement plan accepts direct rollovers.

        Upon termination of service for any reason, if a participant’s vested account is less than or equal to $5,000, it will automatically be distributed in a lump-sum payment to the participant as soon as administratively possible following termination.

        The Plan was amended, effective January 1, 2002, to exclude hardship withdrawals from the definition of an eligible rollover distribution. In addition, after-tax contributions were included in the definition of an eligible rollover distribution. Finally, the waiting period for which participants may not make contributions to the Plan following a hardship withdrawal was reduced from 12 months to six months. These amendments resulted from the signing of the Economic Growth and Tax Relief Reconciliation Act of 2001.

Participant Loans

        The maximum amount that a participant may borrow is the lesser of $50,000 or 50 percent of the participant’s vested account balance. No amounts may be borrowed from a participant’s ESOP account. A participant may have no more than two loans outstanding at one time. The loans are secured by the participant’s vested account balance. All loans granted must be repaid pursuant to a written repayment schedule not to exceed five years and evidenced by a written promissory note signed by the borrower. Borrowed amounts do not share in the earnings and losses of the investment funds. Rather, interest payments on the loan are credited to the participant’s account in the Plan. If a participant should terminate from the Plan, any outstanding loan balance is converted to a distribution when distribution payments commence.

        The interest rate for loans, as established by the Benefits Committee, is equal to the “prime rate,” as published in the Wall Street Journal on the first business day of the month on or next preceding the date the loan is made, plus one percent. The range for interest rates was 5.0 percent to 5.25 percent for loans initiated during 2003. Interest incurred on loans during 2003 was $598,074.

Administrative Expenses

        Certain expenses of administering the Plan are expected to be paid by the participants. Participants obtaining a loan are charged $35.00 to initiate the loan and $15.00 annually for maintenance. All other administrative expenses of the Plan currently are being paid by the Company, including legal, accounting and trustee fees. Prior to October 1, 2003, participants were charged five dollars annually for administrative expenses.

Plan Termination

        The Company intends to continue the Plan indefinitely, but reserves the right to alter, amend, modify, revoke or terminate the Plan at any time upon the direction of the Company’s Board of Directors or the Company’s Benefits Oversight Committee, as provided in the Plan. If the Plan is terminated for any reason, the interests of all affected participants will be fully vested and the Benefits Committee will direct that the participants’ account balances be distributed as provided in the Plan.  The Company has no continuing liability under the Plan after the final disposition of the assets of the Plan.

2.     Summary of Significant Accounting Policies

Basis of Accounting

        The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Distributions to participants are recorded when paid.

Use of Estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

        Investments are stated at fair value. Shares of the mutual funds and of the common collective trust are valued at published market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at published market prices. Participant loans are valued at cost, which approximates fair value.

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

        Effective July 31, 2002, the PBHG Growth Fund and Invesco Total Return Fund were removed from the available investment options. Participants were able to reallocate their funds in these options to other available investment options. Any funds that were not reallocated by July 31, 2002 from the PBHG Growth Fund and Invesco Total Return Fund were transferred to the Invesco Dynamics Fund and Fidelity Asset Manager Fund, respectively. In addition, the Plan was amended to add the Fidelity Freedom Funds as available investment options, effective August 1, 2002. The Fidelity Freedom Funds include the Fidelity Freedom 2040 Fund, 2030 Fund, 2020 Fund, 2010 Fund, 2000 Fund and Income Fund.

Unit Accounting

        The Plan utilizes the unit method of accounting, which allows the OGE Energy Corp. Common Stock Fund to hold a small amount of cash for liquidity purposes. The value of each unit does not vary significantly from the price of the common stock held in the fund. The common stock price is readily available to the participants and is printed in many publications. Participants may hold units of the OGE Energy Corp. Common Stock Fund representing their proportionate interest in both the common stock and cash held in the fund.

3.     Amounts Due To Participants

        As of December 31, 2003 and 2002, there were no participants that had terminated and requested a distribution who had not received payment of the distribution.

4.     Investments

        Investments of Company common stock in the OGE Energy Corp. Common Stock Fund (which includes both ESOP and other accounts) at December 31, 2003 and 2002, of $156,323,773 and $119,818,530, respectively, are stated at fair value.

        The only nonparticipant-directed investments in the Plan are held in the OGE Energy Corp. Common Stock Fund. The OGE Energy Corp. Common Stock Fund also holds participant-directed investments. Prior to 2003, this investment activity was not able to be separated between participant-directed and nonparticipant-directed transactions. Due to the plan amendment effective January 1, 2003 which removed the age 55 restriction on participants’ ability to transfer Company matching contribution account balances invested in the OGE Energy Corp. Common Stock Fund to other available investment options, the only nonparticipant-directed investments are in the ESOP. Therefore, for 2003, the nonparticipant-directed activity has been separately identified below.

        Information about the nonparticipant-directed net assets and the significant components of the changes in nonparticipant-directed net assets relating to the OGE Energy Corp. Common Stock Fund are as follows:

	December 31,
	2003	2002*

Net Assets
Common stock	$8,361,088	$119,818,530

* The investment activity for participant-directed and nonparticipant-directed transactions was not able to be separated at December 31, 2002.

Year Ended December 31, 2003
Change in Net Assets
Net appreciation on investments	$2,381,349
Dividends	435
Distributions to participants	(644,947)
Transfers to participant-directed investments	(113,194,279)
Total decrease in net assets	$(111,457,442)

The following presents investments that represent five percent or more of the Plan’s net assets:
	December 31,
	2003	2002

OGE Energy Corp. Common Stock*	$156,323,773	$119,818,530
Fidelity Managed Income Portfolio	29,999,486	25,847,777
Fidelity Blue Chip Growth Fund	23,023,598	17,519,031
Fidelity Contrafund	21,925,915	15,986,800
Fidelity Asset Manager: Growth	17,812,737	14,983,149
Fidelity Growth and Income Portfolio	16,817,395	13,230,959
* 2003 includes $8,361,088 of nonparticipant-directed investments. The investment activity for participant-directed and nonparticipant-directed transactions was not able to be separated at December 31, 2002.

5.     Income Tax Status

        The Plan is a qualified plan under provisions of Section 401(a) of the Code and is exempt from federal income taxes under provisions of Section 501(a) of the Code. The Company received a favorable determination letter dated December 16, 2002 which stated that the Plan was qualified and the related trust was tax exempt. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. While the Plan has been amended since receiving the determination letter, the Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. Participants on whose behalf Company contributions are made are not taxed on the amounts contributed by the Company or on any income earned thereon until the receipt of a withdrawal or distribution, pursuant to the terms of the Plan. The taxation of income earned on Plan assets attributable to the participants’ contributions to the Plan is also deferred until distribution is made. The amount of income taxes applicable to the participants or their beneficiaries upon distribution is prescribed by the Code and is dependent upon the method of distribution.

6.     Plan Amendments

        Effective January 1, 2003, the Plan was amended to remove the age 55 restriction on participants’ ability to transfer Company matching contribution account balances invested in the OGE Energy Corp. Common Stock Fund to other available investment options. Prior to the amendment, participants could only change the investment allocation of their Company matching contributions on or after age 55.

        On April 2, 2003, the Benefits Committee approved adding the Fidelity Low Price Stock Fund as an available investment option beginning July 1, 2003. On May 14, 2004, the Benefits Committee approved to close this fund to new investors on July 30, 2004.

7.     Subsequent Events

        On May 14, 2004, the Benefits Committee approved adding the Fidelity Small Cap Stock Fund and the Calamos Growth A Fund as available investment options, effective August 2, 2004. In addition, the Invesco Dynamics Fund will be removed from the available investment options, effective December 31, 2004. Participants will be able to reallocate their funds in the Invesco Dynamics Fund to other available investment options. Any funds that are not reallocated by December 31, 2004 from the Invesco Dynamics Fund will be transferred to the Calamos Growth A Fund.

SUPPLEMENTAL SCHEDULE

OGE ENERGY CORP.
EMPLOYEES’ STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER: 73-1481638
PLAN NUMBER: 003

DECEMBER 31, 2003

(a) *	(b) Issuer	(c) Description of Investment	(d) Cost	(e) Current Value
Nonparticipant-directed:
*	OGE Energy Corp.	Common stock, $0.01 par value	$3,079,388	$8,361,088
Participant-directed:
*	OGE Energy Corp.	Common stock, $0.01 par value	**	147,962,685
*	Fidelity Mgmt. Trust Co.	Asset Manager, mutual fund	**	11,084,377
*	Fidelity Mgmt. Trust Co.	Asset Manager: Growth, mutual fund	**	17,812,737
*	Fidelity Mgmt. Trust Co.	Asset Manager: Income, mutual fund	**	3,372,338
*	Fidelity Mgmt. Trust Co.	Managed Income Portfolio, common collective trust	**	29,999,486
*	Fidelity Mgmt. Trust Co.	Contrafund, mutual fund	**	21,925,915
*	Fidelity Mgmt. Trust Co.	Growth and Income Portfolio, mutual fund	**	16,817,395
*	Fidelity Mgmt. Trust Co.	Blue Chip Growth Fund, mutual fund	**	23,023,598
*	Fidelity Mgmt. Trust Co.	Freedom Income Fund, mutual fund	**	117,314
*	Fidelity Mgmt. Trust Co.	Freedom 2000 Fund, mutual fund	**	427,209
*	Fidelity Mgmt. Trust Co.	Freedom 2010 Fund, mutual fund	**	963,044
*	Fidelity Mgmt. Trust Co.	Freedom 2020 Fund, mutual fund	**	521,726
*	Fidelity Mgmt. Trust Co.	Freedom 2030 Fund, mutual fund	**	111,420
*	Fidelity Mgmt. Trust Co.	Freedom 2040 Fund, mutual fund	**	53,810
*	Fidelity Mgmt. Trust Co.	Low Price Stock Fund, mutual fund	**	2,959,290
	PIMCO	Total Return Administrative, mutual fund	**	6,188,378
	Templeton	Foreign I, mutual fund	**	2,894,274
	Invesco	Dynamics Fund: Growth, mutual fund	**	6,647,599
	Spartan	Total Market Index Fund, mutual fund	**	1,471,747
				294,354,342
*	Plan participants	Participant Loans, with various maturity dates and
		interest rates ranging from 5.0% to 10.5%		9,175,532
		Total investments		$311,890,962
*	Party-in-interest
**	Investments are participant-directed, thus cost information is not applicable.

SIGNATURES

        The undersigned consist of the members of the Benefits Committee having the responsibility for the administration of the OGE Energy Corp. Employees’ Stock Ownership and Retirement Savings Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City and State of Oklahoma on the 21st day of June 2004.

OGE ENERGY CORP. EMPLOYEES’ STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN
By	/s/ Donald R. Rowlett Donald R. Rowlett Chairman
By	/s/ O. Wayne Beasley O. Wayne Beasley Member
By	/s/ Ken E. Billinger Ken E. Billinger Member
By	/s/ Carla D. Brockman Carla D. Brockman Member
By	/s/ Dale P. Hennessy Dale P. Hennessy Member
By	/s/ Patricia D. Horn Patricia D. Horn Member
By	/s/ Melvin H. Perkins, Jr. Melvin H. Perkins, Jr. Member
By	/s/ Margaret A. Walsh Margaret A. Walsh Member

EXHIBIT INDEX

Exhibit No.	Description
23.01	Consent of Independent Registered Public Accounting Firm.

Exhibit 23.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-104497) pertaining to the OGE Energy Corp. Employees’ Stock Ownership and Retirement Savings Plan of our report dated May 14, 2004, with respect to the financial statements and schedule of the OGE Energy Corp. Employees’ Stock Ownership and Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

                               /s/ Ernst & Young LLP

Oklahoma City, Oklahoma
June 21, 2004